EXHIBIT 21

SUBSIDIARIES OF CUE BIOPHARMA, INC.

Registrant’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that Registrant owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned
Cue Biopharma Securities Corp.	Massachusetts	100%

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